ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

June 30, 2023

VIA EDGAR

Timothy S. Levenberg/Laura Nicholson

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ESGL Holdings Limited (the “Company”)
Registration Statement on Form F-4
(File No. 333-269078) (the “Registration Statement”)

Dear Mr. Levenberg and Ms. Nicholson:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on July 3, 2023, or as soon thereafter as practicable.

Very truly yours,

ESGL Holdings Limited

By:	/s/ Samuel Lui
Name:	Samuel Lui
Title:	Chief Executive Officer